Mail Stop 4561

October 16, 2006

By U.S. Mail and facsimile to (313) 390-0500.

Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer
Ford Motor Credit Company
One American Road
Dearborn, MI 48126

> **Re:** **Ford Motor Credit Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-06368**

Dear Mr. Kent:

We have reviewed your response filed with the Commission on August 29, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page FC-6

1. Please refer to our previous comment 2. You have stated that your intent is generally to hold finance receivables and operating lease assets originated or acquired for the foreseeable future or until maturity or payoff. It is unclear to us

how you can make this assertion given that you also state that your funding requirements could (and apparently do) cause you to securitize finance receivables or operating leases. Please address the following:

- Clearly explain to us how you determined that your finance receivables or operating leases meet the requirements of paragraph 8(a) of SOP 01-6 to be classified as held for investment *upon origination or purchase*.

- Tell us how you reconcile your history of securitizing finance receivables or operating leases with the condition in paragraph 8(a) of SOP 01-6 that at the time of origination you have the *intent and ability* to hold the receivables for the foreseeable future, or until maturity or payoff.

- Please tell us whether you perform periodic cash flow projections to assess your liquidity needs. If so, tell us whether during the last three fiscal years these cash flow projections contemplated the sale or securitization of finance receivables and operating leases as a source of liquidity and if so, to what extent.

Note 7. Sales of Receivables, page FC-18

2. Please refer to our previous comment 6. We note in your disclosure on page 33 of your 2005 Form 10-K, that you are obligated to repurchase obligations on receivables that do not meet eligibility criteria or that have been materially modified. Please tell us in greater detail the specific circumstances in which you would be required to repurchase these receivables. Please tell us the amount of loans you have repurchased for each reported period under these respective conditions. Please revise your future filings to briefly disclose the reasons for the repurchases for each period.

Note 12. Derivative Financial Instruments, page FC-26

3. Please refer to our previous comment 7. For each hedging relationship for which you utilize the short-cut method of accounting under paragraph 68 of SFAS 133, please tell us the following:

- Specifically tell us each type of hedging relationship for which you use the short-cut method of assessing hedge effectiveness, and tell us the critical terms of both the hedging instrument and the hedged item for which you this method to assess hedge effectiveness.

- Tell us how you determined that these hedges met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

4. Please revise your proposed tabular disclosures to be made in future filings in response to our previous comment 7 to quantify the notional amount attributable to each hedge type identified in the four columns.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief